Exhibit 99.1

KITOV PHARMACEUTICALS HOLDINGS LIMITED

Notice of 2016 Annual General Meeting of Shareholders

Notice is hereby given that the 2016 Annual General Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of Kitov Pharmaceuticals Holdings Limited (“Kitov” or the “Company”) will be held at Kitov’s executive offices at One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv, Israel on Monday, December 5, 2016, at 4:30 p.m. local Israeli time, for the following purposes:

1.	To review the Company’s Financial Statements and Annual Report for the year ended December 31, 2015.

2.	To review the compensation paid by the Company during 2015 to Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, the independent public accountants of the Company.

3.	To approve the letters of exemption and indemnity granted by the Company to each of certain directors at the Company: Mr. Steven Steinberg, Mr. Ido Agmon and Ms. Leah Bruck.

4.	To re-appoint each of Drs. Paul Waymack and Alain Zeitoun to the Board of Directors, as members of the first class of directors, each to serve for a three-year term until the 2019 Annual General Meeting, and until their successors have been duly elected.

5.	To approve proposals for certain amendments to the Company’s Amended and Restated Articles of Association and to the Company’s Memorandum of Association, as follows:

a.	to approve the increase of the Company’s registered Ordinary Share capital to 5,000,000,000 Ordinary Shares of no par value each;
b.	to approve the addition to the Company’s registered share capital of 1,000,000,000 Preferred Shares of no par value each;
c.	to approve that the organizational supervisor for our internal auditor will be the General Manager of the Company, and the annual or periodic work plan shall be presented to our Audit Committee of the Board of Directors for its review and approval; and
d.	to approve certain miscellaneous amendments to the articles, which clarify that the Board may issue shares of the Company which shall be dormant upon issue, and that the provisions concerning officeholder insurance coverage, exculpation and indemnification are prospective in nature and will incorporate any future revisions to applicable law governing such matters.

6.	To transact such other business as may properly come before the Meeting

Only shareholders of record at the close of business in New York on Wednesday, November 2, 2016 will be entitled to vote at the Annual Meeting. Two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, shall constitute a legal quorum. Should no legal quorum be present one half hour after the scheduled time, the Meeting shall be adjourned to one week from that day, at the same time and place.

As permitted under the Israeli Companies Law 5759-1999 and Regulations enacted pursuant to such law, and as set forth in our Amended and Restated Articles of Association, we are not required to physically deliver a notice of a shareholders meeting and a proxy statement. We have prepared this Notice of Annual General Meeting of Shareholders, and will prepare the Proxy Statement, Voting Slip and Voting Instruction Forms, (collectively, the “Proxy Materials”) in accordance with applicable rules, regulations and disclosure requirements in the State of Israel, as such are applicable to a Company whose securities are traded on both the Tel Aviv Stock Exchange and the NASDAQ. Our Proxy Materials may not necessarily be mailed to beneficial shareholders in Israel, nor to beneficial ADS holders in the United States.

The full set of Proxy Materials are expected to be furnished to the Securities and Exchange Commission (“SEC”) on Form 6-K on or before November 4, 2016, and will be available to the public on the SEC’s website at http://www.sec.gov. The Proxy Materials will also be submitted to the Israeli Securities Authority and TASE, and available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. This Notice of Annual General Meeting of Shareholders and the Proxy Materials will also be made available on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings, as required under the Companies Law and Regulations governing publication of this Notice of Annual General Meeting of Shareholders and distribution of the Proxy Materials.

Under Israeli law, one or more shareholders holding 1% or more of the voting rights of the Company may request to include a proposal on the agenda of a shareholders meeting (including proposing the nomination of a candidate to the Company’s Board of Directors (the “Board of Directors”) for consideration by the Board of Directors) by submitting such proposal within seven days of publication of the Company’s notice with respect to its general meeting of shareholders (a “Meeting Agenda Addition”). Accordingly, any shareholder, or group of shareholders, holding 1% or more of the voting rights of the Company may request to include a Meeting Agenda Addition proposal on the agenda of this Meeting by submitting such proposal in writing to the Company no later than Thursday, November 3, 2016, 11:30 p.m. Israel time, at the Company Offices, Attn: Avraham Ben-Tzvi, Adv., General Counsel and Company Secretary. If a Meeting Agenda Addition is to nominate a candidate for election to the Board of Directors, the proposing shareholder(s) must provide (a) a declaration signed by the nominee and any other information required under the Companies Law, (b) all of the information set forth under Regulation 26(a) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the “Israeli Reporting Regulations”), (c) additional information in respect of the nominee as would be required in response to the applicable disclosure requirements in Israel or abroad, including those of Item 6A (directors and senior management), Item 6E (share ownership) and Item 7B (related party transactions) of Form 20-F of the SEC, to the extent applicable, (d) a representation made by the nominee of whether the nominee meets the objective criteria for an independent director and/or statutory unaffiliated director of a company such as the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, in Israel or abroad, and if not, then an explanation of why not, and (e) details of all relationships and understandings between the proposing shareholder(s) and the nominee.

Under Israeli law, shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written Position Statement (“Position Statement”) to the Company Offices, Attn: Avraham Ben-Tzvi, Adv., General Counsel and Company Secretary. Any Position Statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than Friday, November 25, 2016 at 4:30 p.m. Israel time. Any Position Statements so submitted must comply with the requirements set forth under the Companies Law and any applicable regulations, including the Companies Regulations (Voting in Writing and Position Statements), 5766-2005.

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Beneficial ADS holders in the United States should return their form of Voting Instruction Form for holders of the Company’s ADSs by no later than the date and time which will be set forth on such Voting Instruction Form. Proxies must be deposited at the Company Offices or the place designated for the Meeting no later than 48 hours prior to the time scheduled for the Meeting. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all the proxies at the commencement of the Meeting, subject to the presentation of proof of share ownership.

All Voting Slips (together with proofs of share ownership, and all documents required to be submitted therewith) must be delivered to the Company Offices set forth above, such that the Voting Slip arrives no later 4 hours prior to the designated time of the Meeting, namely by no later than on Monday, December 5, 2016, at 12:30 p.m. Israel Time. Voting via Electronic Voting Slips, which will be delivered to the Company via the Electronic Voting System being operated pursuant to Section B of Chapter G’2 of the Securities Law, 5728-1968, will be allowed until six (6) hours prior to the Meeting commencement, namely by no later than Monday, December 5, 2016, 10:30 a.m. Israel Time.

By Order of the Board of Directors,

/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi, Adv.
General Counsel and Company Secretary

October 27, 2016

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